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                                                                      EXHIBIT 4a

                            OHIO CASUALTY CORPORATION

                        CERTIFICATE OF ADJUSTMENT TO THE
                          RIGHTS ISSUED PURSUANT TO THE
                      AMENDED AND RESTATED RIGHTS AGREEMENT

This Certificate is issued pursuant to Section 12 of the Amended and Restated Rights Agreement dated as of February 19, 1998, between Ohio Casualty Corporation (the "Company") and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"). Capitalized terms used herein without definition shall have the definitions given to them in the Rights Agreement.

Each whole Right issued pursuant to the Rights Agreement currently evidences the right to purchase one common share, par value $.125 per share, of the Company ("Common Stock") at a purchase price of Two Hundred Fifty Dollars ($250.00) per share subject to the terms and conditions of the Rights Agreement. One-half of a whole Right is currently attached to each outstanding share of Common Stock. As a result of a two-for-one share split of the Common Stock (the "Stock Split") to be effected by the Company on or about July 22, 1999, and by operation of
Section 11 of the Rights Agreement, each whole Right will evidence the right to purchase one share of Common Stock at the adjusted purchase price of One Hundred Twenty-Five Dollars ($125.00) per share of Common Stock. Following the Stock Split, one-half of a whole Right will be attached to each outstanding share of Common Stock, including the shares issued pursuant to the Stock Split. These adjustments are necessary to maintain the economic equivalency of the Rights after the Stock Split. The adjustments to the Rights described in this Certificate will be effective upon the date of distribution of the Stock Split.

                                            OHIO CASUALTY CORPORATION

                                            By /s/ Lauren N. Patch
                                               -------------------
                                               Lauren N. Patch, President and
                                                  Chief Executive Officer

                                            Dated: July 1, 1999